FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020, 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

April 18, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On April 18, 2002, NovaGold Resources Inc. announced that it has completed its equity offering with agents Salman Partners Inc., BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50.

Item Five - Full Description of Material Change

On April 18, 2002, NovaGold Resources Inc. announced that it has completed its equity offering with agents Salman Partners Inc., BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50.

The proceeds will be directed at completing the Pre-Feasibility Study exploration and development work at Donlin Creek by years end. NovaGold expects to spend approximately US$8 million on completing the Pre-Feasibility Study and thereby earn its 70% interest in the Donlin Creek Project. The current budget includes approximately US$6 million on drilling and

US$2 million on engineering, permitting and related pre-feasibility issues. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, high-grade (+5 g/t) ounces. Drill results will be released upon completion of each phase on roughly a monthly basis.

NovaGold initiated the 2002 Pre-Feasibility drill program on April 8, 2002. Two diamond core drills and one reverse circulation rotary drill (RVC) are currently working on the property. To date a total of 1,076 meters (3,530 feet) of core and RVC drilling has been completed in eleven holes. One diamond core drill is testing exploration targets on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to the existing Acma and Lewis resource areas. The other diamond core drill is in-fill drilling a series of holes perpendicular to the dominant drill direction in Acma to verify grade continuity. As expected, these holes have intercepted thick zones of dense quartz and arsenopyrite veining. All holes drilled to date have intercepted significant intervals of strongly mineralized porphyry. The RVC drill is testing new exploration targets outside the existing resource areas at Acma and Lewis. Significant mineralized intervals of porphyry and sedimentary rocks have also been intercepted in these holes.

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending at least US$10 million on exploration and development within 10 years. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

The company is also pleased to announce that the Annual and Special General Meeting of the Shareholders of NovaGold Resources Inc. will be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Georgia B Meeting Room, on Wednesday, May 22, 2002, at 2:00 p.m. (Vancouver time). The Notice of Meeting, Annual Report and Management Information Circular are being mailed to all shareholders of record as of April 17, 2002. In addition, the company recently completed its Annual Information Form (AIF). These documents will be available online at www.sedar.com and on the NovaGold website at www.novagold.net.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company projects revenues of $8 million this year from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Gerald J. McConnell, Director, (902) 798-9701

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 24th day of April, 2002 at Windsor, Nova Scotia by Gerald J. McConnell.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

$18.5 Million Financing Completed and Donlin Pre-Feasibility Started

April 18, 2002, Vancouver – NovaGold Resources Inc. announced today that it has completed its equity offering with agents Salman Partners Inc., BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners. The issue was oversubscribed at 5,295,000 units at a price of C$3.50 per unit for gross proceeds of C$18,532,500 (US$11.7 million). Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each full warrant will have a term of 18 months and an exercise price of C$4.50.

The proceeds will be directed at completing the Pre-Feasibility Study exploration and development work at Donlin Creek by years end. NovaGold expects to spend approximately US$8 million on completing the Pre-Feasibility Study and thereby earn its 70% interest in the Donlin Creek Project. The current budget includes approximately US$6 million on drilling and US$2 million on engineering, permitting and related pre-feasibility issues. A multi-staged drill program has been designed to raise the level of confidence in the inferred drilled category and to expand the currently defined resource. The focus of the drill program will be on delineating additional near-surface, high-grade (+5 g/t) ounces. Drill results will be released upon completion of each phase on roughly a monthly basis.

NovaGold initiated the 2002 Pre-Feasibility drill program on April 8, 2002. Two diamond core drills and one reverse circulation rotary drill (RVC) are currently working on the property. To date a total of 1,076 meters (3,530 feet) of core and RVC drilling has been completed in eleven holes. One diamond core drill is testing exploration targets on a 100 meter by 100 meter drill grid around the perimeter of the modeled $300/oz pit boundary that is adjacent to the existing Acma and Lewis resource areas. The other diamond core drill is in-fill drilling a series of holes perpendicular to the dominant drill direction in Acma to verify grade continuity. As expected, these holes have intercepted thick zones of dense quartz and arsenopyrite veining. All holes drilled to date have intercepted significant intervals of strongly mineralized porphyry. The RVC drill is testing new exploration targets outside the existing resource areas at Acma and Lewis. Significant mineralized intervals of porphyry and sedimentary rocks have also been intercepted in these holes.

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending at least US$10 million on exploration and development within 10 years. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

The company is also pleased to announce that the Annual and Special General Meeting of the Shareholders of NovaGold Resources Inc. will be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Georgia B Meeting Room, on Wednesday, May 22, 2002, at 2:00 p.m. (Vancouver time). The Notice of Meeting, Annual Report and Management Information Circular are being mailed to all shareholders of record as of April 17, 2002. In addition, the company recently completed its Annual Information Form (AIF). These documents will be available online at www.sedar.com and on the NovaGold website at www.novagold.net.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company projects revenues of $8 million this year from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA (907) 223-8883
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA (907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada (416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net